MOL Plc.
Finance

RECEIVED

2004 DEC 28 P 12:33

OFFICE OF INTERNATIONAL CORPORATE FINANCE

6th December, 2004

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N. W.
Washington, D. C. 20549
U.S.A.

04054064

Attention: **Special Counsel**
Office of International Corporate Finance

MOL ~~Magyar Olaj- és Gázipari Rt.~~ Nyrt.
Rule 12g3-2(b) File No. 82-4224

SUPPL

Dear Sirs,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of MOL Magyar Olaj- és Gázipari Rt. (the "Company") pursuant to the exemption from the Securities Echange Act of 1934 (the "ACT") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and document will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,

Michel-Marc Delcommune
Chief Strategy Officer

PROCESSED
JAN 04 2005
THOMSON FINANCIAL

dlw 1/4

Enclosure

MOL HUNGARIAN OIL AND GAS PLC.

INVESTOR NEWS

10 December, 2004

Change in influence of MOL subsidiaries in TVK

MOL Hungarian Oil and Gas Public Limited Company, as the parent company of Hermész Ltd. and Slovnaft a.s., and Hermész Ltd., according to Section 67 of the Capital Market Act, hereby announce that according to the share purchase agreement between Hermész Ltd. and Slovnaft a.s. signed on 8 December, 2004, Hermész Ltd. sells its 8.02% stake in TVK to Slovnaft a.s. Following the transaction, the influence of Hermész Kft. in TVK will be 0.00%, while the influence of Slovnaft a.s. will be 8.02%. The direct and indirect influence of MOL in TVK will not change. The first day of the potential exercise of influence will be 15 December 2004, following the satisfaction of the preconditions of payment of the purchase price of the shares and the credit of the shares on Slovnaft's securities account.

For further information, please contact:

Rupert Foster	Investor Relations	+ 36 1 464 4725
facsimile:		+ 36 1 464 1335
Catriona Cockburn	Citigate Dewe Rogerson	+ 44 (0) 207 282 2924